UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Accelerize New Media, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

00430M101

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00430M101	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Brian Ross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 7,100,000
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 7,100,000
WITH:	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,100,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer

Accelerize New Media, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2121 Wilshire Boulevard, Suite 322, Los Angeles, CA 90025

Item 2(a).	Names of Persons Filing:

Brian Ross

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Accelerize New Media, Inc., 2121 Wilshire Boulevard, Suite 322, Los Angeles, CA 90025

Item 2(c).	Citizenship:

United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value per share.

Item 2(e).	CUSIP Number:

00430M101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	[ ]	Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the “Act”).

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act.

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act.

(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e)	[ ]	Investment Adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A Parent Holding Company, in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 7,100,000

(b)	Percent of Class: 17.6%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 7,100,000

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 7,100,000

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   January 29, 2008

/s/ Brian Ross

Brian Ross